UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Freshpet, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

358039105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 358039105	Page 2 of 12 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MIDOCEAN ASSOCIATES, SPC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,282,320 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 7,282,320 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 7,282,320 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 21.5% (See Item 4)
12	Type of reporting person (see instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 33,843,655 shares outstanding as of November 2, 2016 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2016.

13G

CUSIP No. 358039105	Page 3 of 12 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): VIRTUE J EDWARD
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,288,964 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 7,288,964 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 7,288,964 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 21.5% (See Item 4)
12	Type of reporting person (see instructions) IN

13G

CUSIP No. 358039105	Page 4 of 12 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): ULTRAMAR CAPITAL LTD.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,288,964 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 7,288,964 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 7,288,964 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 21.5% (See Item 4)
12	Type of reporting person (see instructions) OO

13G

CUSIP No. 358039105	Page 5 of 12 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MIDOCEAN PARTNERS III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,282,320 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 7,282,320 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 7,282,320 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 21.5% (See Item 4)
12	Type of reporting person (see instructions) PN, OO

13G

CUSIP No. 358039105	Page 6 of 12 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MIDOCEAN PARTNERS III-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,282,320 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 7,282,320 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 7,282,320 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 21.5% (See Item 4)
12	Type of reporting person (see instructions) PN, OO

13G

CUSIP No. 358039105	Page 7 of 12 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MIDOCEAN PARTNERS III-D, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,282,320 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 7,282,320 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 7,282,320 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 21.5% (See Item 4)
12	Type of reporting person (see instructions) PN, OO

13G

CUSIP No. 358039105	Page 8 of 12 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MIDOCEAN US ADVISOR, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,288,964 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 7,288,964 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 7,288,964 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 21.5% (See Item 4)
12	Type of reporting person (see instructions) PN, OO

13G

CUSIP No. 358039105	Page 9 of 12 Pages

Item 1(a)	Name of Issuer:

Freshpet, Inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: MidOcean Partners III, L.P., MidOcean Partners III-A, L.P., and MidOcean Partners III-D, L.P., (collectively, the “MidOcean Entities”), MidOcean Associates, SPC, by and on behalf of its Segregated Portfolio, MidOcean Partners Segregated Portfolio III (“Associates”), Ultramar Capital Ltd. (“Ultramar”), J. Edward Virtue (“Mr. Virtue”) and MidOcean US Advisor, L.P. (“US Advisor,” collectively with the MidOcean Entities, Ultramar, Mr. Virtue and Associates, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2015, pursuant to which the Reporting Persons agreed to file this Schedule 13G, including amendments thereto, jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o MidOcean Partners, 320 Park Ave, Suite 1600, New York, NY 10022.

Item 2(c)	Citizenship:

MidOcean Partners III, L.P., MidOcean Partners III-A, L.P., Associates and Ultramar are organized under the laws of the Cayman Islands. MidOcean Partners III-D, L.P., and US Advisor are organized under the laws of the State of Delaware.

Mr. Virtue is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

358039105

13G

CUSIP No. 358039105	Page 10 of 12 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: 4,503,859 shares of Common Stock are held by MidOcean Partners III, L.P., 2,394,425 shares of Common Stock are held by MidOcean Partners III-A, L.P. and 384,036 shares of Common Stock are held by MidOcean Partners III-D, L.P. Associates, by and on behalf of its Segregated Portfolio, MidOcean Partners Segregated Portfolio III, is the General Partner of each of the MidOcean Entities. US Advisor provides investment advisory services to each of the MidOcean Entities and Associates, and has received 6,644 shares of restricted Common Stock that were awarded to US Advisor under the Issuer’s 2014 Omnibus Incentive Plan for director services provided by Jonathan Marlow, an employee of MidOcean Partners. 2,500 of the shares of restricted Common Stock held by US Advisor have vested, with the remaining 4,144 shares to vest on May 17, 2017, the first anniversary of the grant date, subject to the continued service of an appointee of the MidOcean Entities on the Board of Directors of the Issuer at such date. Mr. Virtue indirectly controls the shares of common stock held by the MidOcean Entities and the restricted Common Stock held by US Advisor. Accordingly, Associates, US Advisor and Mr. Virtue may be deemed to have beneficial ownership of the shares of common stock held by the MidOcean Entities and Mr. Virtue may be deemed to have beneficial ownership of the shares of restricted Common Stock held by US Advisor. Each of Associates, US Advisor and Mr. Virtue disclaim beneficial ownership of the shares owned of record by any other person or entity except to the extent of their pecuniary interest therein. See Item 9 on the cover pages hereto.

13G

CUSIP No. 358039105	Page 11 of 12 Pages

(b)	See Item 11 on the cover pages hereto.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

	(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

	(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

	(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Items 2(a) - 2(c).

13G

CUSIP No. 358039105	Page 12 of 12 Pages

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2017

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue

[Signature Page to Schedule 13G]

MIDOCEAN ASSOCIATES, SPC, by and on behalf of its Segregated Portfolio, MidOcean Partners Segregated Portfolio III

/s/ J. Edward Virtue
By:	J. Edward Virtue
Title:	Managing Director

MIDOCEAN PARTNERS III, L.P.

By: MidOcean Associates, SPC, by and on behalf of its Segregated Portfolio, MidOcean Partners Segregated Portfolio III, its general partner

/s/ J. Edward Virtue
By:	J. Edward Virtue
Title:	Managing Director

MIDOCEAN PARTNERS III-A, L.P.

By: MidOcean Associates, SPC, by and on behalf of its Segregated Portfolio, MidOcean Partners Segregated Portfolio III, its general partner

/s/ J. Edward Virtue
By:	J. Edward Virtue
Title:	Managing Director

MIDOCEAN PARTNERS III-D, L.P.

By: MidOcean Associates, SPC, by and on behalf of its Segregated Portfolio, MidOcean Partners Segregated Portfolio III, its general partner

/s/ J. Edward Virtue
By:	J. Edward Virtue
Title:	Managing Director

MIDOCEAN US ADVISOR, L.P.

/s/ J. Edward Virtue
By:	J. Edward Virtue
Title:	Chief Executive Officer

[Signature Page to Schedule 13G]

ULTRAMAR CAPITAL LTD

/s/ J. Edward Virtue
By:	J. Edward Virtue
Title:	Chief Executive Officer

[Signature Page to Schedule 13G]